

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 30, 2008

Via U.S. Mail and Facsimile to (212) 504-9572

Jon A. DeLuca
President and Chief Executive Officer
Fibernet Telecom Group, Inc.
570 Lexington Avenue
New York, NY 10022

> **Re:** **Fibernet Telecom Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 000-24661**

Dear Mr. DeLuca:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

1.   You have omitted required language from the fourth paragraph of the certifications. In particular, you have omitted "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from the

introductory part of the fourth paragraph. You have also omitted subpart (b) from the fourth paragraph.

Please file an amendment to your Form 10-K to provide the required certifications. The amendment can consist of a cover page, an explanatory note, a signature page, and paragraphs 1, 2, 4, and 5 of the required certifications by the principal executive officer and principal financial officer.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 9

2.   In future filings, please provide a more detailed discussion of how the compensation committee arrived at the actual cash bonus awards and equity awards for each named executive officer for your most recently completed fiscal year. For example, in the second paragraph on page 12, you list the bonuses earned by each named executive officer without an explanation as to how and why each named executive officer earned his cash bonus. On page 12, you also discuss equity grants generally without explaining why the compensation committee awarded each named executive officer the amount of restricted stock he received. As another example, you disclose on page 10 that the cash bonuses are based upon "the achievement of objectives and Company performance." Please disclose what specific items of corporate performance are taken into account in making your bonus decisions and how a named executive officer's individual performance or contribution toward these specific items of corporate performance causes his or her compensation to be so structured and paid out. Also discuss the nature and significance of individual assessments and any other qualitative factors.

3.   It is not clear from your discussion the extent to which pre-determined goals are material to your compensation policies and procedures regarding annual cash bonuses. In your response letter, please explain why you have reported the annual cash bonuses as bonuses rather than non-equity incentive plan awards. In your explanation, please describe the types of pre-established goals the compensation committee establishes, the role the pre-established goals play in awarding the cash bonuses, whether there are threshold, target, or maximum amounts payable if particular goals are achieved, and the amount and types of discretion used by the compensation committee. Please refer to Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director